                                                                     EXHIBIT 3.4

                                  AMENDMENT ONE
                                     TO THE
               AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT
                                       OF
                           NATIONAL PROPERTY ANALYSTS
                           MASTER LIMITED PARTNERSHIP

This Amendment One ("Amendment") to the Amended and Restated Limited Partnership Agreement of the National Property Analysts Master Limited Partnership (the "Partnership"), dated January 1, 1990 (the "Partnership Agreement") is made as of this 11th day of November 2003.

                                   BACKGROUND

WHEREAS, the Partnership Agreement may not make sufficient or appropriate provision for the transfer of Interest by the Partners; and

WHEREAS, EBL&S, Inc., a Delaware corporation, the Managing General Partner of the Partnership (the "Managing General Partner") and Feldman International, Inc., the Equity General Partner of the Partnership, have determined that the changing needs and evolving interests of the Partnership require that some accommodation be made to facilitate Transfers, while maintaining the integrity of the structure of the Partnership,: and

WHEREAS, the General Partner and the Equity General Partner have determined that the most convenient and fair method of providing for such Transfer is for a limited number of Transfers of Interests to be permitted; and

WHEREAS, each Interest consists of an aggregate number of units determined at the time of the effective date of the Partnership Agreement (the "Units"); and

WHEREAS, the Partnership has permitted certain Transfers in the past and intends to confirm such past Transfers and facilitate future Transfers; and

WHEREAS, the Managing General Partner has determined to amend the Partnership Agreement, pursuant to the authority conferred in Section 11.2(b) thereof, to provide for a limited number of Transfers of Interests or Units by the Partners.

NOW THEREFORE, the Partnership Agreement is amended as follows:

         1. Definitions. All terms not otherwise defined in this Amendment shall have the meaning given them in the Partnership Agreement. Section 2.1 of the Partnership Agreement is amended by adding or amending the following definitions:


         "Equity General Partner" means Feldman International, Inc., a Pennsylvania corporation, or any Person becoming an additional or successor equity general partner of the Partnership in accordance with this Agreement.

         "Managing General Partner" or "General Partner" means EBL&S, Inc., a Delaware corporation, or any Person becoming an additional or successor managing general partner of the Partnership in accordance with this Agreement.

         "Unit" means the aggregate of units determined at the time of the effectiveness of this Agreement.

         2. Transfer of Limited Partner Interests. Section 6.2 of the Partnership Agreement is amended as follows:

         Section 6.2 Transfer of Limited Partner Interests.

         (a) No Limited Partner shall have the right to withdraw from the Partnership or Transfer its Interest prior to the completion of the dissolution and winding up of the Partnership, except as contemplated by Section 6.1 and this Section. No Limited Partner may voluntarily Transfer all or any part of his Interest without the written consent of the Managing General Partner and only on such terms and conditions as the Managing General Partner may deem necessary or advisable in its sole and absolute discretion. No Transfer of any Interest shall be made nor be effective if such Transfer would be in violation of any state or federal securities laws or any other law applicable to the Partnership, or would result in a termination of the Partnership for tax purposes.

         (b) Except as provided in subparagraph (c) and (d) of this Section 6.2, the Limited Partners are prohibited from selling their Interests in the Partnership unless (and shall sell their InterestS in the Partnership if) such sale (i) is made at the Managing General Partner's direction,
         (ii) is accomplished in a single transaction involving the sale of all the Limited Partners' Interests to a single purchaser, and (iii) is accomplished simultaneously with the sale of the Managing General Partner's Interest in the Partnership.

         (c) Limited Partners may otherwise Transfer their Interests or Units as follows: (i) a Limited Partner who is a natural person may Transfer his Interest by will, inheritance or operation of law; (ii) a Limited Partner which is a corporation, partnership or other legal entity may Transfer its Interest to any successor to all or substantially all of the assets of such entity; (iii) a Limited Partner may submit a written request to the Managing General Partner for permission to Transfer his Interest or Units; and (iv) any Interest received by a Limited Partner whose interest in a Participating Partnership is pledged at the time of the effectiveness of this Agreement may continue to be pledged on the terms and conditions applicable to the pledge partnership interest existing at the time of such effectiveness. In the event of a request to the Managing General Partner for a Transfer of Interests or Units under subparagraph (c)(iii) the Managing General Partner shall not approve a Transfer if such Transfer results in a transfer of more than the lesser of: 750 Units, or the Interests of 15 Limited Partners in any calendar year. The Managing General

         Partner will consider written requests submitted pursuant to subparagraph (c) (iii) in the chronological order received beginning on the first day of January 2003. Any Limited Partner whose request for Transfer of his Interest or Units is approved by the Managing General Partner may submit additional requests for Transfer but such additional requests will be considered only after the Managing General Partner has considered all requests for Transfer from Limited Partners who have not previously submitted requests for Transfer pursuant to subparagraph (c)
         (iii). Such determination of availability shall be made by December 15, in any year, and such additional requests may be approved only to the extent permitted by subparagraph (c) (iii), above. All Transfers of Interests or Units approved by the Managing General Partner prior to the effective date of this Amendment, where not otherwise contemplated by subparagraphs (c) (i), (ii), or (iv), above, are approved nunc pro tunc pursuant to subparagraph (c) (iii). The Transfer of any Interest permitted pursuant to this subparagraph (c) shall be evidenced solely by an entry in the books and records of the Partnership. Any Transfer made pursuant to this subparagraph must be made in compliance with subparagraph (a) of this Section 6.2.

         (d) No Transfer approved by the Managing General Partner under subparagraph (c) above, shall constitute an admission of the transferee ("Transferee") as a Substituted Limited Partner pursuant to Section 6.3, nor shall such approval serve to confer upon the Transferee any rights as a Limited Partner under the Partnership Agreement.

IN WITNESS WHEREOF, the undersigned has caused this Amendment to be executed and delivered by its duly authorized officer as of the day and year first above written.

EBL&S, INC.,
Managing General Partner

By: /s/ Edward B. Lipkin               Witness: /s/ David A. Simon
    ----------------------------                ------------------------------



FELDMAN INTERNATIONAL, INC.
Equity General Partner

By:  /s/ Robert McKinney               Witness: /s/ David A. Simon
     ---------------------------                ------------------------------